EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine-Month Period ended September 30,		Fiscal years ended December 31,							Transition Period ended December 31,	Years ended May 31,
	2005		2004		2003	2002		2001		2000	2000
Income (loss) from continuing operations, before taxes	$113,261		$57,152		$(26,796)	$69,608		$47,219		$(15,642)	$(179,170)

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	$103,918		$146,026		$152,032	$153,280		$170,848		$111,604	$186,027
Rentals	3,333		5,383		3,660	3,174		3,499		2,845	3,210
Total fixed charges	$107,251		$151,409		$155,692	$156,454		$174,347		$114,449	$189,237

Earnings before income or loss from equity earnings plus fixed charges less capitalized interest	$220,551		$208,656		$129,084	$225,981		$221,188		$98,432	$9,264

Ratio of earnings to fixed charges (a)(b)	2.1	x	1.4	x	—	1.4	x	1.3	x	—	—

(a)          Interest expense was not adjusted for the 2003 divestitures of AIMCOR and JW Aluminum.

(b)         Due to losses during the fiscal year ended December 31, 2003, the transition year ended December 31, 2000 and the fiscal year ended May 31, 2000 the ratio coverage for those periods was less than 1:1.  The coverage deficiency in each of these periods was $26.6 million, $16.0 million and $180.0 million, respectively.